UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                         COMMISSION FILE NUMBER 0-22056

(Check one):
[ ] FORM 10-K   [ ] FORM 20-F   [ ] FORM 11-K   [X] FORM 10-Q   [ ] FORM N-SAR

     FOR PERIOD ENDED MARCH 31, 2003

     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended: ____________________


          READ INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: Rural/Metro Corporation

Former Name if Applicable:

Address of principal executive office (STREET AND NUMBER): 8401 E. Indian School Road

City, State and Zip Code: Scottsdale, Arizona 85251

PART II -- RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |   (a)  The reasons  described in  reasonable  detail in Part III of this
      |        form  could  not be  eliminated  without  unreasonable  effort or
      |        expense;
      |   (b)  The subject annual report,  semi-annual report, transition report
      |        on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
[X]   |        thereof  will be filed on or before the  fifteenth  calendar  day
      |        following  the  prescribed  due date;  or the  subject  quarterly
      |        report or transition report on Form 10-Q, or portion thereof will
      |        be filed on or  before  the  fifth  calendar  day  following  the
      |        prescribed due date; and
      |   (c)  The  accountant's  statement  or other  exhibit  required by Rule
      |        12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, and 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

As reported in its press release dated May 14, 2003, Rural/Metro Corporation (the "Company") has identified the need to increase its allowance for Medicare, Medicaid and contractual discounts and doubtful accounts in the range of $35 million to $45 million. The Company is working diligently to finalize the appropriate accounting treatment and will file the Form 10-Q as quickly as practical. It is possible that the resolution of this matter will extend beyond May 20, 2003.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     John S. Banas III                (480)                        994-3886
     ---------------------------------------------------------------------------
          (Name)                   (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No*

*Subject to resolution of accounting matter noted in Part III above.

IF SO, ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

                             Rural/Metro Corporation
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2003                 By: /s/ John S. Banas III
                                       -----------------------------------------
                                       John S. Banas III
                                       Senior Vice President and General Counsel


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).